Xerium Technologies, Inc. 14101 Capital Boulevard Youngsville, NC 27596 Tel: 919-526-1400 Fax: 919-526-1430

November 25, 2013

VIA EDGAR SUBMISSION AND EMAIL

Mr. Andrew Blume
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Xerium Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 11, 2013 Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed November 6, 2013 File No. 01-32498
Dear Mr. Blume:
As discussed, I am in-house counsel for Xerium Technologies, Inc. (the “Company”). Thank you for granting the Company an extension to file its response to the comment letter of November 21, 2013 from Ms. Jennifer Thompson of the Division of Corporation Finance regarding the above-referenced filings made by the Company with the Securities and Exchange Commission (the “Commission”). This letter confirms that the Company intends to respond in writing to each of the comments contained in the Commission’s letter on or before the December 20, 2013 extension date.
Please feel free to contact me directly at 919.526.1443 if I may be of further assistance.

Sincerely yours,

/s/ Phillip Kennedy

Phillip Kennedy
Assistant General Counsel

cc:	Harold Bevis
Clifford E. Pietrafitta